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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                           Quicksilver Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74837R104
                            -------------------------
                                 (CUSIP Number)

                                December 11, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]    Rule 13d-1(b)

   [ ]    Rule 13d-1(c)

   [X]    Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                       ----------------------
CUSIP No. 74837R104                   13G                      PAGE 2 OF 6 PAGES
-------------------                                       ----------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) [ ]
         NONE
                                                                    (B) [ ]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                                5       SOLE VOTING POWER
     NUMBER OF
                                           0
       SHARES                   ------------------------------------------------
                                6       SHARED VOTING POWER
    BENEFICIALLY
                                           0
      OWNED BY                  ------------------------------------------------
                                7       SOLE DISPOSITIVE POWER
        EACH
                                           0
     REPORTING                  ------------------------------------------------
                                8       SHARED DISPOSITIVE POWER
       PERSON
                                           0
        WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

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-------------------                                       ----------------------
CUSIP No. 74837R104                   13G                      PAGE 3 OF 6 PAGES
-------------------                                       ----------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ENRON CORP.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) [ ]
         NONE
                                                                    (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
--------------------------------------------------------------------------------
                                5       SOLE VOTING POWER
     NUMBER OF
                                           0
       SHARES                   ------------------------------------------------
                                6       SHARED VOTING POWER
    BENEFICIALLY
                                           0
      OWNED BY                  ------------------------------------------------
                                7       SOLE DISPOSITIVE POWER
        EACH
                                           0
     REPORTING                  ------------------------------------------------
                                8       SHARED DISPOSITIVE POWER
       PERSON
                                           0
        WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

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                                    ITEM 1(a)

Name of Issuer: The name of the issuer is Quicksilver Resources Inc. ("Quicksilver").

                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices: The principal executive office of Quicksilver is located at 1619 Pennsylvania Avenue, Fort Worth, Texas 76104.

                                    ITEM 2(a)

Name of Person Filing: The reporting persons are Enron Corp. and Joint Energy Development Investments Limited Partnership ("JEDI"). The general partner of JEDI is Enron Capital Management Limited Partnership ("ECMLP"), a limited partnership. The general partner of ECMLP is Enron Capital Corp., a wholly owned subsidiary of Enron North America Corp. (formerly named Enron Capital & Trade Resources Corp.), a wholly owned subsidiary of Enron Corp. JEDI is the record owner of the shares subject to this Schedule.

                                    ITEM 2(b)

Address of Principal Business Office: The address of each of Enron Corp. and JEDI is 1400 Smith Street, Houston, Texas 77002.

                                    ITEM 2(c)

Citizenship: The place of organization of Enron Corp. is Oregon and the place of organization of JEDI is Delaware.

                                    ITEM 2(d)

Title of Class of Securities: The class of securities of Quicksilver owned beneficially by JEDI and Enron Corp. is common stock, $.01 par value (the "Common Stock").

                                    ITEM 2(e)

Cusip Number: 74837R104

                                     ITEM 3

Not applicable

                                  Page 4 of 6


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                                     ITEM 4

Ownership.

(a) Amount Beneficially Owned: The amount of securities beneficially owned by each of Enron Corp. and JEDI is 0 shares of Common Stock.

(b) Percent of Class: The percent of the class of Common Stock beneficially owned by each of Enron Corp. and JEDI is 0%.

(c)      Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: Neither Enron Corp. nor JEDI has the sole power to vote or to direct the vote of any shares of Common Stock.

         (ii) Shared power to vote or to direct the vote: Neither Enron Corp. nor JEDI share the power to vote or to direct the vote of any shares of Common Stock.

         (iii) Sole power to dispose or to direct the disposition of: Neither Enron Corp. nor JEDI has the sole power to dispose of or to direct the disposition of any shares of Common Stock.

         (iv)     Shared power to dispose or to direct the disposition of:
                  Neither Enron Corp. nor JEDI share the power to dispose or to direct the disposition of ANY shares of Common Stock.

                                     ITEM 5

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person: Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group: Not applicable


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                                     ITEM 9

Notice of Dissolution of Group: Not applicable

                                     ITEM 10

Certification: Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 26, 2001

                                   JOINT ENERGY DEVELOPMENT
                                   INVESTMENTS LIMITED PARTNERSHIP

                                   By:      Enron Capital Management Limited
                                            Partnership, its general partner

                                   By:      Enron Capital Corp.,
                                            its general partner



                                   By:  /s/ JULIA MURRAY
                                      -----------------------------------------
                                   Name:    Julia Murray
                                   Title:   Managing Director, General Counsel,
                                            Finance and Secretary


                                   ENRON CORP.

                                   By:  /S/ ANGUS H. DAVIS
                                      -----------------------------------------
                                   Name:    Angus H. Davis
                                   Title:   Vice President and Deputy Corporate
                                            Secretary


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